FOR IMMEDIATE RELEASE

Chilco River Holdings Closed Initial Private Placement Funding

Walnut, CA – 05/01/2007, Chilco River Holdings, Inc. (OTCBB: CRVH) announced that it has closed the first tranche of the private placement transaction with Chung Lien Investment Management Limited which was announced on April 20, 2007. The $1,000,000 funding received will be used for renovations of its Miramar Hotel and Casino (formerly known as the Bruce Hotel and Casino).

“After working hard to complete a funding deal for the casino’s expansion, we are quite excited to have the first installment of the funding in place,” exclaimed Tom Liu, Chief Executive Officer, Chilco River Holdings. “Now that we have the funding we were seeking, the project is moving ahead at full speed.”

Located in Lima, Peru, the Miramar Hotel and Casino is one of the premier hotel and casinos in the burgeoning South American gaming market. Before its closing for renovations, the casino was thriving, with revenues in excess of $10,000,000 and profits greater than $4,000,000. Upon its re-opening, the casino will feature between 300-350 slot machines and a poker room in addition to its 22 pre-existing table games. In the upcoming months, Chilco will also be adding a nightclub to the Miramar’s already attractive offering of amenities.

About Chilco Holdings Inc.

Incorporated in the State of Nevada, United States, Chilco River Holdings, Inc. is a Peruvian-based, gaming company. Chilco’s common stock currently trade on U.S. National Association of Securities Dealers over-the-counter bulletin board under the symbol “CRVH.” Chilco owns and operates the Miramar Hotel and Casino in Lima, Peru, one of only seven licensed casinos in the country, which is expected to reopen in August 2007, provided that sufficient capital is raised to complete the renovations in progress. Chilco has also licensed technology to manufacture and market a line of low-priced slot machines which are licensed by regulatory authorities for use in Venezuela, Columbia, Chile and Peru. Chilco is also developing a bilingual interactive poker website in both Spanish and Chinese, subject to licensing and regulatory approval, and has made significant investments in research and development of a wireless poker gaming station.

http://www.chilcoriverholdings.com

http://www.winatmiramar.com

http://www.flavorpoker.com

http://www.kubukgaming.com

Safe Harbor – NO ASSURANCES CAN BE GIVEN THAT ANY PROJECTIONS WILL BE REALIZED. This press release includes forward-looking statements that are not statements of historical fact and involve projects, plans, estimates, uncertainties and speculation, including, but not limited to, timing of the reopening of Miramar, ability to raise sufficient capital to complete the renovation of Miramar and to implement its business plan, the grand opening contest, ability to generate revenues at historical levels, ability to manufacture, market and lease slot machines, ability to obtain licenses and regulatory approval to launch a bilingual website, market acceptance of certain products and other risks. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, delays in raising capital on acceptable terms, if at all; delays in construction; ability of management to implement stated plans; governmental and political regulation and licensing; uncertainty of market acceptance; violatility in the capital markets and other factors that could affect Chilco River Holdings Inc. future results, some of which are described in the its annual report on Form 10-KSB filed with the Securities and Exchange Commission. You are cautioned that forward-looking statements are not guarantees of performance and should not place undue reliance on such statements. Actual results may differ materially from management expectations.

Source:

Chilco River Holdings, Inc.

Contact:

IR Complete

919-468-4511